UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HUYA Inc.

(Name of Issuer)

Class A Ordinary Shares, par value, $0.0001 per share

(Title of Class of Securities)

44852D108**

(CUSIP Number)

Tencent Holdings Limited

29/F., Three Pacific Place,

No. 1 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 44852D108 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the New York Stock Exchange under the symbol “HUYA.” Each American Depositary Share represents one Class A Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 2 of 7 pages

1	NAME OF REPORTING PERSONS Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 112,012,054*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 112,012,054*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,012,054*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.5%*
14	TYPE OF REPORTING PERSON CO

*

The number of Class A Ordinary Shares includes 31,000,000 Class A Ordinary Shares issuable upon conversion of 31,000,000 Class B Ordinary Shares that will be acquired by Linen Investment from JOYY Inc. and Mr. Rongjie Dong, the CEO of the Issuer, pursuant to share transfer agreements entered into on August 10, 2020, which may be deemed to be beneficially owned by Linen Investment as of the date hereof. The transfers under such share transfer agreements will be completed on or before September 9, 2020.

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 3 of 7 pages

1	NAME OF REPORTING PERSONS Linen Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 112,012,054*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 112,012,054*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,012,054*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.5%*
14	TYPE OF REPORTING PERSON CO

*

The number of Class A Ordinary Shares includes 31,000,000 Class A Ordinary Shares issuable upon conversion of 31,000,000 Class B Ordinary Shares that will be acquired by Linen Investment from JOYY Inc. and Mr. Rongjie Dong, the CEO of the Issuer, pursuant to share transfer agreements entered into on August 10, 2020, which may be deemed to be beneficially owned by Linen Investment as of the date hereof. The transfers under such share transfer agreements will be completed on or before September 9, 2020.

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 4 of 7 pages

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on April 10, 2020 (as amended to date, the “Schedule 13D”), relating to the Class A ordinary shares, par value, $0.0001 per share (“Class A Ordinary Shares”) and American depositary shares, each representing one Class A Ordinary Share (“ADSs”), of HUYA Inc., a company organized under the laws of the Cayman Islands (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule D is hereby supplemented by adding the following:

On August 10, 2020, Tencent delivered a letter (the “Letter”) to the Issuer’s board of directors (the “Board”) and the board of directors of DouYu International Holdings Limited (“Douyu”). In the Letter, Tencent proposed that the Issuer and Douyu enter into a stock-for-stock merger to be effected pursuant to applicable laws, as a result of which the Issuer (or a subsidiary of the Issuer) would acquire each outstanding ordinary share of Douyu in exchange for a to be agreed number of the Issuer’s newly issued Class A Ordinary Shares (the “Transaction”).

Tencent stated in the Letter that, as a shareholder of each of the Issuer and Douyu, Tencent would support the Transaction and would be willing to participate in the Transaction in such manner and on such terms and conditions as to be further discussed and mutually agreed among Tencent, the independent members of the Board and the independent members of the board of directors of Douyu.

Tencent also stated in the Letter that it has entered into a share transfer agreement (the “JOYY Share Transfer Agreement”) with JOYY Inc. (“JOYY”) and a separate share transfer agreement (the “CEO Share Transfer Agreement”) with Mr. Rongjie Dong, the CEO of the Issuer (“Mr. Dong”), pursuant to which Tencent will purchase from JOYY 30,000,000 Class B Ordinary Shares of the Issuer and from Mr. Dong 1,000,000 Class B Ordinary Shares of the Issuer.

The foregoing description of the Letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Letter, which is attached as an exhibit hereto and incorporated herein by reference.

Pursuant to the JOYY Share Transfer Agreement, JOYY has agreed to sell to Linen Investment 30,000,000 Class B Ordinary Shares of the Issuer beneficially owned by JOYY for an aggregate purchase price of $810 million, provided that any dividend declared by the Issuer on any of these 30,000,000 Class B Ordinary Shares with a record date that is on or before the date that is twelve months after the Closing Date defined therein shall belong to and be remitted to JOYY. The transfer under the JOYY Share Transfer Agreement will be consummated on or before September 9, 2020.

Pursuant to the CEO Share Transfer Agreement, Mr. Dong has agreed to sell to Linen Investment 1,000,000 Class B Ordinary Shares of the Issuer beneficially owned by Mr. Dong for an aggregate purchase price of $27 million, provided that any dividend declared by the Issuer on any of these 1,000,000 Class B Ordinary Shares with a record date that is on or before the date that is twelve months after the Closing Date defined therein shall belong to and be remitted to Mr. Dong. The transfer under the CEO Share Transfer Agreement will be consummated on or before September 9, 2020.

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 5 of 7 pages

The foregoing description of the JOYY Share Transfer Agreement and the CEO Share Transfer Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the JOYY Share Transfer Agreement and the CEO Share Transfer Agreement, each of which is attached as an exhibit hereto and incorporated herein by reference.

The Reporting Person does not intend to disclose developments with respect to the foregoing unless and until the parties agree to definitive documents with respect to the Transaction, if any, except as may be required by law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

As of the date of this Schedule 13D, Linen Investment may be deemed to be the beneficial owner of, and deemed to have the sole power to vote or direct the vote, or to dispose of or direct the disposition of, 112,012,054 Class A Ordinary Shares issuable upon conversion of 112,012,054 Class B Ordinary Shares held of record by Linen Investment, representing approximately 61.5% of the total Class A Ordinary Shares, which amounts includes 31,000,000 Class A Ordinary Shares issuable upon conversion of 31,000,000 Class B Ordinary Shares that will be acquired by Linen Investment from JOYY and Mr. Dong, the CEO of the Issuer, pursuant to share transfer agreements entered into on August 10, 2020, which may be deemed to be beneficially owned by Linen Investment as of the date hereof. The transfers under such share transfer agreements will be completed on or before September 9, 2020.

Tencent is the parent company of Linen Investment and may be deemed to have beneficial ownership of the securities held of record and deemed to be beneficially owned by Linen Investment.

The beneficial ownership percentage above is calculated based on the total Class A Ordinary Shares issued and outstanding as of June 30, 2020 publicly disclosed in the current report on Form 6-K of the Issuer filed with the SEC on August 11, 2020, as well as the Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares held of record by Linen Investment.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

To the knowledge of the Reporting Persons, none of the Related Persons beneficially owns any Class A Ordinary Shares.

(c) Except as described in Item 4, during the past 60 days, none of the Reporting Persons or to the best knowledge of the Reporting Persons, the Related Persons has effected any transactions in the Class A Ordinary Shares.

(d) None.

(e) Not applicable.

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 6 of 7 pages

Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule D is hereby supplemented by adding the following:

Item 4 above summarizes certain provisions of the JOYY Share Transfer Agreement and the CEO Share Transfer Agreement and is incorporated herein by reference. A copy of each of these documents is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule D is hereby supplemented by adding the following exhibits:

Exhibit Number	Description

6	Letter to the Board of Directors, dated August 10, 2020

7	JOYY Share Transfer Agreement, dated August 10, 2020, by and between JOYY Inc. and Linen Investment Limited

8	CEO Share Transfer Agreement, dated August 10, 2020, by and between Mr. Rongjie Dong and Linen Investment Limited

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2020

TENCENT HOLDINGS LIMITED

By:	/s/ Martin Lau
Name:	Martin Lau
Title:	Authorized Signatory

LINEN INVESTMENT LIMITED

By:	/s/ Martin Lau
Name:	Martin Lau
Title:	Authorized Signatory

[Signature Page to Schedule 13D Amendment – HUYA Inc.]